Exhibit 99.2

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
First quarter 2010 operations review
15 April 2010
Chief executive Tom Albanese said: “In the first quarter, most of our operations continued to run at capacity. Chinese demand grew strongly and we saw some recovery in OECD markets, but we are still cautious about short term volatility. The long term outlook remains very strong and we are now ramping up our growth projects with sustained investment in our iron ore business and the start of development of Oyu Tolgoi.”
•	Rio Tinto’s global iron ore production was up 39 per cent compared with the first quarter of 2009, when heavy rains disrupted operations. Pilbara iron ore production was 53 million tonnes (41 million tonnes on an attributable basis), up 48 per cent on the first quarter of 2009.

•	The Pilbara system continued to operate at or close to its nameplate capacity during the quarter with production for the 12 months to 31 March 2010 totalling 219 million tonnes.

•	On 9 April 2010, Rio Tinto announced that it is currently negotiating contracts with its customers to supply iron ore priced on a quarterly basis.

•	Mined copper production was down 16 per cent on the first quarter of 2009 primarily due to lower grades at Kennecott Utah Copper and Grasberg.

•	Mined gold and molybdenum production were 12 per cent and 58 per cent higher than the first quarter of 2009, mainly attributable to higher grades at Kennecott Utah Copper.

•	Bauxite production increased 18 per cent on the first quarter of 2009 in line with improving market demand. Production levels were maintained for alumina and aluminium.

•	Australian hard coking coal production was up 35 per cent on the first quarter of 2009. Australian thermal coal production was down eight per cent on the same period.

•	Uranium production was down 20 per cent on the first quarter of 2009 due to lower grades at ERA and Rössing.

•	The development phase of the Oyu Tolgoi copper-gold project will now commence following satisfaction of all conditions precedent to the Investment Agreement with the Government of Mongolia. During the quarter, Rio Tinto increased its ownership in Ivanhoe to 22.4 per cent.

•	In March Rio Tinto and Chinalco signed a non-binding memorandum of understanding to establish a joint venture covering the development and operation of the Simandou iron ore project in Guinea.

•	Construction of the Kennecott Utah Copper Molybdenum Autoclave Process (MAP) facility is to restart, with the investment of $340 million in phases one and two of the project.
All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated

Continues	Page 2 of 26
CORPORATE ACTIVITY
During the first quarter of 2010, Rio Tinto completed $3.5 billion of previously announced divestments comprising Alcan Packaging Food Americas, Alcan Packaging global Pharmaceuticals, global Tobacco, Food Europe and Food Asia divisions and two undeveloped properties sold by Coal & Allied.
Since February 2008, Rio Tinto has completed asset sales of $10.3 billion.
On 31 March 2010 the Company announced the receipt of a binding offer for the Alcan Beauty Packaging business.
During the quarter, the Group reduced net debt by approximately $4.5 billion, including the repayment of $5 billion of the Alcan facility due in 2012.
IRON ORE
Rio Tinto share of production (000 tonnes)

	Q1 10	vs Q1 09	vs Q4 09
Hamersley	29,989	+31%	-12%
Hope Downs	4,054	+137%	+43%
Robe River	7,448	+58%	-7%
IOC (pellets and concentrate)	1,870	+1%	-23%
Markets
Sales volumes from the Pilbara region of Western Australia were sustained at high levels of 53 million tonnes during the quarter (100 per cent basis), a decline of six per cent on the record fourth quarter and 34 per cent higher than the corresponding quarter of 2009. Shipments to all major markets, including the largest single market, China, were maintained at or close to capacity levels and totalled over 217 million tonnes over the course of the past twelve months.
Pilbara operations
First quarter production of 53 million tonnes (41 million tonnes on an attributable basis) was four per cent lower than the previous quarter partly attributable to restricted availability of car dumpers. First quarter production was 48 per cent higher than the corresponding quarter of 2009, which was impacted by a two week production shutdown and a separate two week suspension of the mainline rail system following heavy rains.
During the quarter, Rio Tinto started producing iron ore from the US$901 million (Rio Tinto share US$478 million) Mesa A / Warramboo mine. The mine will have an initial production of 20 million tonnes per annum, increasing to 25 million tonnes by 2011.
Iron Ore Company of Canada (IOC)
Rio Tinto’s share of first quarter production at IOC was 1.9 million tonnes of pellets and concentrate, a one per cent increase on the same quarter of 2009 and 23 per cent lower than the fourth quarter of 2009 driven by severe weather and related power failures.
HIsmelt
The HIsmelt pig iron plant in Western Australia has been on a care and maintenance programme since March 2009, due to depressed global pig iron prices.
Dampier Salt
First quarter salt production declined 16 per cent compared with the corresponding quarter of 2009 due to weaker market conditions and the one-off implementation of new haulage arrangements at Port Hedland.
Simandou
On 19 March 2010, Rio Tinto announced the signing of a non-binding memorandum of understanding (MoU) to establish a joint venture covering the development and operation of the Simandou iron ore project in Guinea. Chinalco will acquire a 47 per cent interest in the new joint venture by providing

Continues	Page 3 of 26
US$1.35 billion on an earn-in basis through sole funding of ongoing development work over the next two to three years. Once Chinalco has contributed its US$1.35 billion, the Rio Tinto and Chinalco effective interests in the Simandou project will be 50.35 per cent and 44.65 per cent respectively. The International Finance Corporation (IFC) will retain a five per cent holding in the project. The Guinean Government holds an option to buy up to 20 per cent of the project. Any interest acquired by the Guinean Government would proportionally reduce the effective interests of Rio Tinto, Chinalco and the IFC in Simandou.
2010 production guidance
In 2010, Rio Tinto’s global iron ore production for its Australian and Canadian operations is expected to be approximately 234 million tonnes on a 100 per cent basis.
COPPER
Rio Tinto share of production

	Q1 10	vs Q1 09	vs Q4 09
Kennecott Utah Copper
Mined copper (000 tonnes)	61.3	-18%	-8%
Refined copper (000 tonnes)	70.1	+2%	-4%
Molybdenum (000 tonnes)	3.2	+58%	-7%
Mined gold (000 ozs)	157	+24%	-1%
Refined gold (000 ozs)	174	+62%	+18%
Escondida
Mined copper (000 tonnes)	72.7	-7%	-15%
Refined copper (000 tonnes)	18.9	-20%	-21%
Grasberg JV
Mined copper (000 tonnes)	13.4	-46%	-59%
Mined gold (000 ozs)	38	-25%	-80%
Kennecott Utah Copper
First quarter mined copper production decreased by 18 per cent compared with the same quarter of 2009. Ore milled increased by eight per cent due to improved system reliability at the concentrator but was offset by lower copper ore grades.
Offsetting this were higher grades and increased recoveries from the optimisation of the flotation circuit which led to a 58 per cent increase in molybdenum production.
First quarter refined gold production increased by 62 per cent compared with the corresponding quarter of 2009 due to the processing of high grade raw material gold produced in late 2009. A 19 day maintenance shutdown is planned for the smelter during the second quarter of 2010.
Construction of the Kennecott Utah Copper MAP facility is to restart, with the investment of $340 million in phases one and two of the project. First production from phase 1 is anticipated in the fourth quarter of 2012 and full capacity of 30 million pounds per annum is scheduled for the fourth quarter of 2013. The phase 2 expansion to 60 million pounds per annum is anticipated to be completed in the first quarter of 2015.
Escondida
Mined copper was seven per cent lower than the first quarter of 2009. Increased concentrate production from higher head grades was more than offset by lower leach production.
Refined copper production declined by 20 per cent compared with the same quarter of 2009 primarily due to safety interventions in the cathode electrowinning facility.
Grasberg
Freeport is due to release its 100 per cent operating data for the first quarter on 21 April 2010. Based on Freeport’s estimated data, Rio Tinto’s first quarter share of joint venture copper and gold was impacted by lower ore grades and lower mill throughput.

Continues	Page 4 of 26
Oyu Tolgoi
Following satisfaction of the conditions precedent to the Investment Agreement with the Government of Mongolia, as announced on 31 March 2010, Rio Tinto and Ivanhoe will move forward with the Government of Mongolia to commence the development phase of the project. Production is expected to commence in 2013, with a five year ramp up to full production. Average copper production is expected to be 450,000 tonnes of copper per year. Oyu Tolgoi will also be a significant gold producer.
2010 production guidance
In 2010, Rio Tinto’s share of mined and refined copper production is expected to be 680,000 tonnes and 380,000 tonnes, respectively.
ALUMINIUM
Rio Tinto share of production (000 tonnes)

	Q1 10	vs Q1 09	vs Q4 09
Bauxite	8,246	+18%	-9%
Alumina	2,211	+1%	-3%
Aluminium	937	-1%	-2%
Bauxite
First quarter bauxite production was 18 per cent higher than the same quarter of 2009 and nine per cent lower than the previous quarter. Production at Weipa and Gove increased by 33 per cent and 19 per cent, respectively, compared with the corresponding quarter of 2009, due to rising third party demand.
Alumina
First quarter alumina production was one per cent higher than the same quarter of 2009 and three per cent lower than the previous quarter. Production at QAL was impacted by weather events and maintenance in the first quarter whilst production at Gove was impacted by unplanned maintenance.
Aluminium
First quarter aluminium production was one per cent lower than the same quarter of 2009 and two per cent lower than the previous quarter, partly attributable to smelter closures and a divestment in 2009.
Low snow and rain levels in the Saguenay region of Quebec during the first quarter are expected to lead to reduced power generation and the subsequent need to purchase power.
2010 production guidance
In 2010, Rio Tinto’s share of alumina and aluminium production is expected to be 9.6 million tonnes and 3.8 million tonnes, respectively.
ENERGY
Australian coal
Rio Tinto share of production (000 tonnes)

	Q1 10	vs Q1 09	vs Q4 09
Rio Tinto Coal Australia
Hard coking coal	1,858	+35%	-12%
Other coal	4,864	-8%	-19%
Hard coking coal production from the Queensland coal operations increased by 35 per cent compared with the same quarter of 2009 when production was reduced in response to the slowdown in the global steel industry.
Thermal and semi-soft coal production was eight per cent lower than the corresponding quarter of 2009, primarily attributable to planned maintenance and the impact of inclement weather during the quarter.

Continues	Page 5 of 26
US thermal coal
Rio Tinto share of production (000 tonnes)

	Q1 10	vs Q1 09	vs Q4 09
US Coal	10,073	-53%	-41%
The table above reflects Rio Tinto’s changed shareholdings following the initial public offering of Cloud Peak Energy Inc in November 2009.
Uranium
Rio Tinto share of production (000 lbs)

	Q1 10	vs Q1 09	vs Q4 09
Energy Resources of Australia	1,361	-28%	-18%
Rössing	1,336	-10%	-21%
First quarter production at both operations was impacted by lower grades and lower recoveries.
Energy evaluation projects
During the quarter, Rio Tinto’s subsidiary Coal & Allied divested two undeveloped coal projects, Vickery and Maules Creek. The profit on disposal is expected to be recognised within underlying earnings within Energy evaluation projects and is estimated to be $435 million pre-tax and $230 million post tax and minorities.
DIAMONDS & MINERALS
Rio Tinto share of production

Diamonds (000 carats)	Q1 10	vs Q1 09	vs Q4 09
Argyle	2,531	-43%	-28%
Diavik	938	-12%	+2%
Minerals (000 tonnes)
Borates	111	-0%	+2%
Titanium dioxide feedstock	329	+1%	+1%
At Argyle, lower feed grade and frequent stoppages of the process plant due to wet weather led to a reduction in carat production compared with the first quarter of 2009.
The Diavik underground mine commenced production in the first quarter of 2010 with six per cent of total carats for the period sourced from the underground. First quarter production was 12 per cent lower than the same quarter of 2009 primarily due to lower volumes processed, as planned.
Minerals production continued to be affected by lower demand in line with reduced economic activity across all major regions. Talc was the exception, demonstrating a 19 per cent improvement on the first quarter of 2009 in response to increased demand for polymers. Borates production was up two per cent compared with the prior quarter. The Company began utilising temporary substitute labour while it continued contract negotiations with represented workers at the Boron mine.
Commissioning and ramp up of the QMM ilmenite mine in Madagascar continued with production expected to ramp up in line with market demand over a three year period.

Continues	Page 6 of 26
CAPITAL PROJECTS
Capital expenditure for 2010 is expected to be at least $5 billion with potential for a further $1 billion for capital investments.

	Approved
	capital cost
Project	(100%)			Status/Milestones
Completed in 2010

Iron ore — construction of the new Mesa A /Warramboo mine (Rio Tinto 53%) in the Robe Valley of Western Australia		$901	m	First ore was produced in February 2010. The mine will have an initial production of 20 Mtpa, increasing to 25Mtpa by 2011.

Diamonds — Diavik (Rio Tinto 60%) underground development.		$787	m	The underground mine produced its first ore at the end of March 2010.

Ongoing

Iron ore — construction of the new 22mtpa Brockman 4 mine in the Pilbara region of Western Australia. Design considerations allowing for an increase in output by 14mtpa, to 36mtpa, are included in the Phase I scope, which will facilitate a cost effective ramp up as additional port capacity is brought on line.		$1,521	m	On track to commence production in mid 2010 with a potential for further expansion. Full capacity is expected to be reached by 2012.

Iron ore — investment in next generation of driverless trains in the Pilbara		$371	m	Approved in June 2008, the project was suspended at the end of 2008 and remains on hold.

Iron ore — investment in cleaner, more sustainable power generation to support expansion of mining capacity in Western Australia.		$503	m	Approved in July 2008, the four gas turbines are being commissioned and are expected to come on line progressively during the second half of 2010.

Alumina — Expansion of Yarwun Alumina Refinery from 1.4 to 3.4 million tonnes per annum.		$1.9	bn	Approved in July 2007, the project has been slowed in response to market demand. The change to the construction schedule will result in an expected completion date in the fourth quarter of 2012.

Aluminium — construction of a new 225MW turbine at the Shipshaw power station in Saguenay, Quebec, Canada		$228	m	Approved in October 2008, the project remains on track and is expected to be completed in December 2012

Aluminium — modernisation of the Kitimat smelter in British Columbia, Canada		$0.5	bn	The project timing has been slowed.

Aluminium — AP50 project		$0.4	bn	The project timing has been slowed.

Thermal coal — Clermont (Rio Tinto 50.1%) will produce 12.2 million tonnes per annum, replacing Blair Athol.		$750	m	Approved in January 2007, first shipments are expected in the second quarter of 2010 with full capacity being reached in 2013.

Coking coal — extension and expansion of Kestrel mine (Rio Tinto share 80%).		$991	m	Approved in December 2007, the investment will extend the life of the mine to 2031 and increase production to an average of 5.7mtpa.

Diamonds — Argyle (Rio Tinto 100%) development of underground mine and open pit cutback, extending the life of the mine to 2018.	<$	1.5	bn	Approved in December 2005, the project has been slowed to critical development activities.

Continues	Page 7 of 26

	Approved
	capital cost
Project	(100%)		Status/Milestones
Recently approved / restarted

Copper — Northparkes (Rio Tinto 80%) E48 block cave project extending mine life to 2016.	$160	m	Approved in November 2006, the project was put on hold in 2008 but restarted in September 2009. First production from E48 is expected in the second half of 2010.

Molybdenum — investment in phases 1 and 2 of Moly autoclave project (MAP) to enable lower-grade concentrate to be processed more efficiently than conventional roasters and allow improved recoveries	$340	m	First approved in June 2008, the project was put on hold. Approval was given in April 2010 to restart the project. First production from phase 1 is anticipated in the fourth quarter of 2012 and full capacity of 30mlbs is scheduled for fourth quarter 2013. The phase 2 expansion to 60mlbs per annum is anticipated to be completed in the first quarter of 2015.
Sustaining capital expenditure for 2010 is estimated to be $2.1 billion (Rio Tinto funded).
EXPLORATION AND EVALUATION
Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first quarter of 2010 was $98 million compared with $127 million in the same period of 2009. During the quarter the Group realised $26 million (pre-tax) from the divestment of central exploration properties, compared with $68 million in the same period of 2009.
Rio Tinto continues to fund a number of major evaluation projects in 2010. Studies will continue into the step change expansion of iron ore production capacity in the Pilbara to 330 million tonnes per annum by 2015. Detailed design and engineering work on the Cape Lambert port expansion are scheduled to be completed by the end of 2010. Other major evaluation projects include the Simandou iron ore project and the La Granja and Resolution copper projects.
Exploration highlights
At the Amargosa bauxite project in Brazil, Rio Tinto established a project team to manage an Order of Magnitude project due to be completed in 2011.
At Rössing, Namibia, detailed mapping and sampling was completed over the Z20 uranium target in preparation for drilling. This target, which lies on the existing Rössing mine lease, is the likely extension of the Rössing South Zone 1 currently being evaluated by Extract Resources Ltd.
Drilling commenced at Bunder in India to increase confidence in the resource estimate. Processing of a surface bulk sample is underway to recover a diamond parcel for valuation.
In Indonesia, a mining licence was granted to Rio Tinto over the Sulawesi laterite nickel deposit.
A summary of activity for the period is as follows:

Product Group	Advanced projects	Greenfield programmes
Aluminium	Amargosa, Brazil	Australia, Brazil, Guyana, Laos

Copper	Copper: Bingham Orbit, US Nickel: Tamarack, US	Copper: Chile, US, Peru, Russia, Kazakhstan Nickel: Mozambique, South Africa, Canada

Diamonds & Minerals		Diamonds: India, Canada, Democratic Republic of Congo

Energy	Coal: Altai Nuurs, Mongolia, Bowen Basin, Australia Uranium: Rössing, Namibia	Coal: Tanzania, Mozambique, Bangladesh Uranium: Jordan

Iron Ore	Pilbara, Australia	Democratic Republic of Congo

Continues	Page 8 of 26
Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Energy Resources of Australia, Rössing, Diavik and Pilbara Iron.
Pre-feasibility or feasibility work progressed on a number of projects including Resolution
(copper/molybdenum, US), La Granja (copper, Peru), Eagle (nickel/copper, US), Bunder (diamonds,
India), Simandou (iron ore, Guinea) and several Pilbara iron ore deposits.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed public company, and Rio Tinto Limited, which is a public company listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, London	Media Relations, Australia
Nick Cobban	David Luff
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 419 850 205
Christina Mills	Tony Shaffer
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3612
Mobile: +44 (0) 7825 275 605	Mobile: +1 202 256 3667

Media Relations, Americas	Media Relations, Canada
Tony Shaffer	Stefano Bertolli
Office: +61 (0) 3 9283 3612	Office:: +1 (0) 514 848 8151
Mobile: +1 202 256 3667	Mobile: +1 (0) 514 945 1800

Investor Relations, London	Investor Relations, Australia
Mark Shannon	Dave Skinner
Office: +44 (0) 20 7781 1178 Mobile: +44 (0) 7917 576 597 David Ovington Office: +44 (0) 20 7781 2051 Mobile: +44 (0) 7920 010 978	Office: +61 (0) 3 9283 3628 Simon Ellinor Office: +61 (0) 7 3361 4365 Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com

Continues	Page 9 of 26
Rio Tinto production summary
Rio Tinto share of production

							% CHANGE
			QUARTER			FULL	Q1 10	Q1 10
			2009	2009	2010	YEAR	vs	vs
Principal Commodities			Q1	Q4	Q1	2009	Q1 09	Q4 09
Alumina	(‘000 t	)	2,186	2,282	2,211	8,815	1%	-3%
Aluminium	(‘000 t	)	948	957	937	3,803	-1%	-2%
Bauxite	(‘000 t	)	6,964	9,072	8,246	30,696	18%	-9%
Borates	(‘000 t	)	111	109	111	424	0%	2%
Coal — hard coking coal	(‘000 t	)	1,372	2,119	1,858	7,467	35%	-12%
Coal — other Australian	(‘000 t	)	5,315	6,022	4,864	23,103	-8%	-19%
Coal — US	(‘000 t	)	21,494	17,095	10,073	82,983	-53%	-41%
Copper — mined	(‘000 t	)	196.0	203.3	165.3	804.7	-16%	-19%
Copper — refined	(‘000 t	)	104.3	105.5	95.9	412.4	-8%	-9%
Diamonds	(‘000 cts)		5,506	4,451	3,497	14,026	-36%	-21%
Iron ore	(‘000 t	)	31,244	47,228	43,361	170,038	39%	-8%
Titanium dioxide feedstock	(‘000 t	)	324	325	329	1,147	1%	1%
Uranium	(‘000 lbs)		3,360	3,360	2,697	14,140	-20%	-20%

Other Metals & Minerals
Gold — mined	(‘000 ozs)		201	374	225	1,111	12%	-40%
Gold — refined	(‘000 ozs)		108	147	174	479	62%	18%
Molybdenum	(‘000 t	)	2.0	3.4	3.2	11.3	58%	-7%
Salt	(‘000 t	)	1,405	1,192	1,187	5,848	-16%	0%
Silver — mined	(‘000 ozs)		1,803	2,375	1,784	8,569	-1%	-25%
Silver — refined	(‘000 ozs)		1,085	1,148	1,320	4,050	22%	15%
Talc	(‘000 t	)	202	222	240	888	19%	8%
Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

Continues	Page 10 of 26
Rio Tinto share of production

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2009	2009	2009	2009	2010	2009

ALUMINA

Production (‘000 tonnes) Gardanne (a)	100%	—	—	—	—	—	—
Gove	100%	609	613	641	656	595	2,519
Jonquière (Vaudreuil)	100%	327	248	261	288	316	1,125
Queensland Alumina	80%	770	781	803	813	762	3,167
São Luis (Alumar)	10%	38	37	37	53	59	166
Yarwun	100%	313	347	345	341	336	1,347
Speciality alumina plants	100%	129	113	121	129	143	492

Rio Tinto total alumina production		2,186	2,139	2,208	2,282	2,211	8,815

ALUMINIUM

Production (‘000 tonnes) Australia — Bell Bay	100%	44	45	44	44	43	177
Australia — Boyne Island	59%	81	83	84	84	82	331
Australia — Tomago	52%	67	68	69	68	67	272
Cameroon — Alucam (Edéa)	47%	8	8	9	10	8	34
Canada — six wholly owned (b)	100%	354	348	343	345	337	1,390
Canada — Alouette (Sept-Îles)	40%	56	57	58	58	57	229
Canada — Bécancour	25%	27	25	26	27	26	105
France — two wholly owned	100%	84	82	89	90	88	345
Iceland — ISAL (Reykjavik)	100%	46	47	48	48	47	190
New Zealand — Tiwai Point	79%	46	48	57	64	65	215
Norway — SORAL (Husnes)	50%	16	11	11	11	11	49
Oman — Sohar	20%	16	18	18	19	18	70
UK — two wholly owned	100%	36	35	36	40	41	147
UK — Anglesey (c)	51%	18	18	18	—	—	54
USA — Sebree	100%	48	48	48	49	48	193

Rio Tinto total aluminium production		948	942	956	957	937	3,803

BAUXITE

Production (‘000 tonnes) (d)
Awaso (e)	0%	174	109	22	47	34	352
Gove	100%	1,551	1,816	1,822	1,996	1,849	7,185
Porto Trombetas	12%	451	425	480	521	457	1,877
Sangaredi	(f )	1,374	937	1,171	1,565	1,356	5,047
Weipa	100%	3,415	3,929	3,949	4,942	4,550	16,235

Rio Tinto total bauxite production		6,964	7,217	7,443	9,072	8,246	30,696

Continues	Page 11 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2009	2009	2009	2009	2010	2009

BORATES

Production (‘000 tonnes B2O3 content)
Rio Tinto Minerals — borates	100%	111	79	124	109	111	424

COAL — HARD COKING

Rio Tinto Coal Australia (‘000 tonnes)
Hail Creek Coal	82%	872	1,292	1,496	1,513	1,006	5,173
Kestrel Coal	80%	501	606	581	607	852	2,294

Rio Tinto total hard coking coal production		1,372	1,898	2,077	2,119	1,858	7,467

COAL — OTHER (g)

Rio Tinto Coal Australia (‘000 tonnes)
Bengalla	30%	341	435	445	434	372	1,655
Blair Athol Coal	71%	1,818	2,250	2,142	1,858	1,525	8,068
Hunter Valley Operations	76%	2,047	2,066	2,085	2,305	1,955	8,504
Kestrel Coal	80%	285	121	111	163	143	679
Mount Thorley Operations	61%	345	385	583	711	300	2,024
Warkworth	42%	479	478	665	549	569	2,172

Total Australian other coal		5,315	5,734	6,031	6,022	4,864	23,103

US Coal (‘000 tonnes)
Antelope (h)	48%	7,277	7,799	8,057	5,898	3,708	29,031
Colowyo	100%	869	783	845	717	582	3,214
Cordero Rojo (h)	48%	8,897	7,588	9,586	7,289	3,906	33,361
Decker (h)	24%	536	505	588	387	103	2,017
Spring Creek (h)	48%	3,915	4,392	4,251	2,803	1,774	15,360

Total US coal		21,494	21,067	23,327	17,095	10,073	82,983

Rio Tinto total other coal production		26,810	26,801	29,358	23,117	14,937	106,086

Continues	Page 12 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2009	2009	2009	2009	2010	2009

COPPER

Mine production (‘000 tonnes) (d)
Bingham Canyon	100%	74.7	86.2	75.8	66.8	61.3	303.5
Escondida	30%	78.1	76.2	78.2	85.9	72.7	318.3
Grasberg — Joint Venture (i)	40%	24.7	25.3	25.2	32.5	13.4	107.7
Northparkes	80%	6.6	7.4	6.9	6.5	7.3	27.4
Palabora	58%	11.8	13.1	11.1	11.6	10.6	47.6

Rio Tinto total mine production		196.0	208.2	197.2	203.3	165.3	804.7

Refined production (‘000 tonnes)
Escondida	30%	23.5	25.7	25.0	24.0	18.9	98.2
Kennecott Utah Copper	100%	68.7	65.1	67.6	72.9	70.1	274.2
Palabora	58%	12.1	11.2	8.0	8.7	6.9	40.0

Rio Tinto total refined production		104.3	102.0	100.6	105.5	95.9	412.4

DIAMONDS

Production (‘000 carats)
Argyle	100%	4,404	408	2,274	3,504	2,531	10,591
Diavik	60%	1,071	853	497	918	938	3,339
Murowa	78%	31	20	17	29	29	97

Rio Tinto total diamond production		5,506	1,281	2,787	4,451	3,497	14,026

GOLD

Mine production (‘000 ounces) (d)
Barneys Canyon	100%	1	1	0	0	1	2
Bingham Canyon	100%	126	159	138	158	157	582
Escondida	30%	11	11	9	13	12	43
Grasberg — Joint Venture (i)	40%	51	73	118	187	38	429
Northparkes	80%	6	6	7	9	11	27
Rawhide	100%	4	5	5	5	4	19
Others	—	3	2	2	1	2	8

Rio Tinto total mine production		201	258	278	374	225	1,111

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	108	112	112	147	174	479

Continues	Page 13 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2009	2009	2009	2009	2010	2009

IRON ORE & IRON

Production (‘000 tonnes) (d)
Hamersley — six wholly owned mines	100%	19,571	26,834	30,353	30,050	25,510	106,808
Hamersley — Channar	60%	1,437	1,819	1,851	1,517	2,006	6,625
Hamersley — Eastern Range	(k)	1,958	2,374	2,636	2,349	2,473	9,318
Hope Downs	50%	1,707	2,748	3,019	2,843	4,054	10,317
Iron Ore Company of Canada	59%	1,853	2,515	1,329	2,432	1,870	8,129
Robe River	53%	4,717	8,298	7,789	8,037	7,448	28,841

Rio Tinto total mine production		31,244	44,589	46,977	47,228	43,361	170,038

Pig iron production (‘000 tonnes)
HIsmelt® (j)	60%	—	—	—	—	—	—

MOLYBDENUM

Mine production (‘000 tonnes) (d)
Bingham Canyon	100%	2.0	2.5	3.4	3.4	3.2	11.3

SALT

Production (‘000 tonnes)
Dampier Salt	68%	1,405	1,520	1,731	1,192	1,187	5,848

SILVER

Mine production (‘000 ounces) (d)
Bingham Canyon	100%	1,106	1,389	1,189	1,187	1,146	4,871
Escondida	30%	403	416	316	492	471	1,627
Grasberg — Joint Venture (i)	40%	154	303	460	557	16	1,474
Others	—	141	159	158	138	151	596

Rio Tinto total mine production		1,803	2,268	2,122	2,375	1,784	8,569

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	1,085	931	886	1,148	1,320	4,050

TALC

Production (‘000 tonnes)
Rio Tinto Minerals — talc	100%	202	224	240	222	240	888

TITANIUM DIOXIDE FEEDSTOCK

Production (‘000 tonnes)
Rio Tinto Iron & Titanium	100%	324	332	165	325	329	1,147

Continues	Page 14 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	YEAR
	interest	2009	2009	2009	2009	2010	2009

URANIUM

Production (‘000 lbs U3O8)
Energy Resources of Australia	68%	1,883	2,180	2,138	1,663	1,361	7,865
Rössing	69%	1,477	1,461	1,640	1,697	1,336	6,275

Rio Tinto total uranium production		3,360	3,641	3,778	3,360	2,697	14,140

Production data notes
(a)	Production of smelter grade alumina at Gardanne ceased at the end of 2008. Production continues from the Gardanne specialty alumina plant.

(b)	Includes data for the Beauharnois smelter which ceased smelting operations in the second quarter of 2009.

(c)	The Anglesey smelter ceased smelting operations at the end of the third quarter of 2009.

(d)	Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus pellets.

(e)	Rio Tinto Alcan had an 80% interest in the Awaso mine but purchased the additional 20% of production. Rio Tinto Alcan sold its interest in Ghana Bauxite Company, owner of the Awaso mine, with an effective date of 1 February 2010. Production data are shown up to that date.

(f)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45.0% of production under the partnership agreement.

(g)	Coal — other includes thermal coal and semi-soft coking coal.

(h)	As a result of the initial public offering of Cloud Peak Energy Inc. on 20 November 2009, Rio Tinto now holds a 48.3% interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1% interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America but are now managed by Cloud Peak Energy.

(i)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto’s share of production reflects actual production for the periods shown.

(j)	In March 2009, Rio Tinto announced that HIsmelt would be placed on an extended care and maintenance programme.

(k)	Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.
The Rio Tinto percentage interest shown above is at 31 March 2010.
Where Rio Tinto’s beneficial interest in an operation has changed, as footnoted above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto’s interests in the Ningxia aluminium smelter, Corumbá and Jacobs Ranch mines were sold in 2009. No data for these operations are included in the Share of Production table.

Continues	Page 15 of 26
Rio Tinto operational data

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2009	2009	2009	2009	2010	2009

ALUMINIUM

Rio Tinto Alcan

Bauxite Mines
Bauxite production (‘000 tonnes)
Australia
Gove mine — Northern Territory	100.0%	1,551	1,816	1,822	1,996	1,849	7,185
Weipa mine — Queensland	100.0%	3,415	3,929	3,949	4,942	4,550	16,235
Brazil
Porto Trombetas (MRN) mine	12.0%	3,756	3,544	4,000	4,345	3,809	15,645
Ghana
Awaso mine (a)	80.0%	217	136	28	59	42	440
Guinea
Sangaredi mine (b)	23.0%	3,053	2,083	2,602	3,478	3,013	11,216

Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments (‘000 tonnes)		7,291	7,337	7,803	9,140	7,671	31,571

(a)	Rio Tinto Alcan had an 80% interest in the Awaso mine but purchased the additional 20% of production. Rio Tinto Alcan sold its interest in Ghana Bauxite Company, owner of the Awaso mine, with an effective date of 1 February 2010. Production data are shown up to that date.

(b)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45.0% of production under the partnership agreement.

Smelter-Grade Alumina Refineries
Alumina production (‘000 tonnes)
Australia
Gove refinery — Northern Territory	100.0%	609	613	641	656	595	2,519
Queensland Alumina Refinery — Queensland	80.0%	962	977	1,003	1,017	953	3,959
Yarwun refinery — Queensland	100.0%	313	347	345	341	336	1,347
Brazil
São Luis (Alumar) refinery	10.0%	382	370	373	532	588	1,657
Canada
Jonquière (Vaudreuil) refinery — Quebec	100.0%	327	248	261	288	316	1,125
France
Gardanne refinery (a)	100.0%	—	—	—	—	—	—

(a)	Production of smelter grade alumina at Gardanne ceased at the end of 2008. Production continues from the Gardanne specialty alumina plant.
Rio Tinto percentage interest shown above is at 31 March 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 16 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2009	2009	2009	2009	2010	2009

ALUMINIUM (continued)

Specialty Alumina Plants
Specialty alumina production (‘000 tonnes)
Canada
Brockville plant — Quebec	100.0%	4	4	3	4	4	16
Jonquière (Vaudreuil) plant — Quebec	100.0%	26	29	27	26	24	109
France
Beyrede	100.0%	3	2	4	6	4	15
Gardanne plant	100.0%	88	70	76	83	99	317
La Bathie plant	100.0%	4	3	4	5	7	16
Germany
Teutschenthal plant	100.0%	4	4	6	5	5	19

Aluminium Smelters
Primary aluminium production (‘000 tonnes)
Australia
Bell Bay smelter — Tasmania	100.0%	44	45	44	44	43	177
Boyne Island smelter — Queensland	59.4%	136	139	141	141	137	556
Tomago smelter — New South Wales	51.6%	130	132	133	133	129	528
Cameroon
Alucam (Edéa) smelter	46.7%	17	16	18	22	17	73
Canada
Alma smelter — Quebec	100.0%	108	108	109	110	107	435
Alouette (Sept-Îles) smelter — Quebec	40.0%	140	143	145	145	141	573
Arvida smelter — Quebec	100.0%	41	43	43	44	43	171
Beauharnois, smelter — Quebec (a)	100.0%	9	2	—	—	—	11
Bécancour smelter — Quebec	25.1%	107	101	103	109	103	420
Grande-Baie smelter — Quebec	100.0%	53	53	54	54	54	215
Kitimat smelter — British Colombia	100.0%	60	59	53	52	50	224
Laterrière smelter — Quebec	100.0%	58	59	59	59	58	235
Shawinigan smelter — Quebec	100.0%	25	25	25	25	25	99
China
Ningxia (Qingtongxia) smelter (b)	0.0%	10	—	—	—	—	10
France
Dunkerque smelter	100.0%	57	57	64	66	64	244
Saint-Jean-de-Maurienne smelter	100.0%	28	25	25	24	24	101
Rio Tinto percentage interest shown above is at 31 March 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 17 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2009	2009	2009	2009	2010	2009

ALUMINIUM (continued)

Iceland
ISAL (Reykjavik) smelter	100.0%	46	47	48	48	47	190
New Zealand
Tiwai Point smelter	79.4%	58	61	71	81	82	271
Norway
SORAL (Husnes) smelter	50.0%	32	21	22	22	22	98
Oman
Sohar smelter	20.0%	79	90	89	93	89	351
United Kingdom
Anglesey Aluminium smelter (c)	51.0%	35	35	36	—	—	106
Lochaber smelter	100.0%	9	9	9	10	10	38
Lynemouth smelter	100.0%	26	26	27	30	31	109
United States
Sebree smelter — Kentucky	100.0%	48	48	48	49	48	193

Rio Tinto Alcan share of metal sales
Share of primary aluminium sales (‘000 tonnes) (d)		1,167	1,243	1,244	1,254	1,232	4,909

(a) The Beauharnois smelter ceased smelting operations in the second quarter of 2009.

(b) Rio Tinto sold its 50% interest in the Ningxia aluminium smelter with an effective date of 26 January 2009

(c) The Anglesey smelter ceased smelting operations at the end of the third quarter of 2009.

(d) Primary aluminium sales include sales made through Rio Tinto Alcan’s Engineered Products division.

BORATES

Rio Tinto Minerals — borates	100.0%
California, US and Argentina
Borates (‘000 tonnes) (a)		111	79	124	109	111	424

(a)	Production is expressed as B2O3 content.
Rio Tinto percentage interest shown above is at 31 March 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 18 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2009	2009	2009	2009	2010	2009

COAL

Rio Tinto Coal Australia
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,126	1,438	1,468	1,434	1,228	5,466
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production (‘000 tonnes)		2,552	3,158	3,007	2,609	2,141	11,325
Hail Creek Coal mine	82.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		1,063	1,576	1,824	1,845	1,227	6,308
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		2,212	2,383	1,610	2,400	1,892	8,606
Semi-soft coking coal production (‘000 tonnes)		492	346	1,144	644	690	2,626
Kestrel Coal mine (a)	80.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		356	151	138	204	179	849
Hard coking coal production (‘000 tonnes)		626	758	726	758	1,065	2,868
Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		513	478	882	357	189	2,230
Semi-soft coking coal production (‘000 tonnes)		57	157	81	818	306	1,112
Rio Tinto percentage interest shown above is at 31 March 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 19 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2009	2009	2009	2009	2010	2009

COAL (continued)

Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,064	918	1,378	1,272	1,115	4,632
Semi-soft coking coal production (‘000 tonnes)		75	217	204	34	236	530

Total hard coking coal production (‘000 tonnes)		1,689	2,334	2,550	2,603	2,292	9,176

Total hard coking coal sales (‘000 tonnes) (a)		2,186	2,551	2,761	2,761	1,873	10,260

Total other coal production (‘000 tonnes) (b)		8,447	9,246	9,912	9,772	7,977	37,377

Total other coal sales (‘000 tonnes) (c) (d)		7,376	9,323	9,654	10,231	7,235	36,584

Total coal production (‘000 tonnes)		10,136	11,580	12,462	12,375	10,269	46,554

Total coal sales (‘000 tonnes)		9,562	11,875	12,415	12,992	9,108	46,844

Rio Tinto Coal Australia share

Share of hard coking coal sales (‘000 tonnes) (a)		1,773	2,072	2,246	2,246	1,519	8,337

Share of other coal sales (‘000 tonnes) (c) (d)		4,603	5,742	5,955	6,205	4,377	22,505

(a)	Kestrel produces hard-coking coal and thermal coal through its mining operations. These coals may be blended at ports; blended coal sales are included in hard-coking coal sales.

(b)	Other coal production includes thermal coal and semi-soft coking coal.

(c)	Other coal sales include thermal coal and semi-soft coking coal.

(d)	Sales relate only to coal mined by the operations and exclude traded coal.
Rio Tinto percentage interest shown above is at 31 March 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 20 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2009	2009	2009	2009	2010	2009

COAL (continued)

US Coal
Antelope mine (a)	48.3%
Wyoming, US
Thermal coal production (‘000 tonnes)		7,277	7,799	8,057	7,732	7,682	30,865
Colowyo mine	100.0%
Colorado, US
Thermal coal production (‘000 tonnes)		869	783	845	717	582	3,214
Cordero Rojo mine (a)	48.3%
Wyoming, US
Thermal coal production (‘000 tonnes)		8,897	7,588	9,586	9,616	8,091	35,687
Decker mine (a)	24.1%
Montana, US
Thermal coal production (‘000 tonnes)		1,073	1,010	1,177	901	429	4,161
Jacobs Ranch mine (b)	0.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		9,349	8,062	9,126	—	—	26,537
Spring Creek mine (a)	48.3%
Montana, US
Thermal coal production (‘000 tonnes)		3,915	4,392	4,251	3,478	3,674	16,035

Total coal production (‘000 tonnes)		31,380	29,634	33,041	22,444	20,458	116,499

Total coal sales (‘000 tonnes)		32,076	29,487	32,918	22,467	22,417	116,947

(a)	As a result of the initial public offering of Cloud Peak Energy Inc. on 20 November 2009, Rio Tinto now holds a 48.3% interest in the Antelope, Cordero Rojo and Spring Creek mines and a 24.1% interest in the Decker mine. These interests were formerly reported under Rio Tinto Energy America but are now managed by Cloud Peak Energy.

(b)	Rio Tinto sold its 100% interest in the Jacobs Ranch mine with an effective date of 1 October 2009. Production data are shown up to that date.
Rio Tinto percentage interest shown above is at 31 March 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 21 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2009	2009	2009	2009	2010	2009

COPPER & GOLD

Escondida	30.0%
Chile
Sulphide ore to concentrator (‘000 tonnes)		21,381	19,898	16,224	20,246	17,697	77,749
Average copper grade (%)		0.93	1.22	1.40	1.38	1.29	1.22
Mill production (metals in concentrates):
Contained copper (‘000 tonnes)		156.4	199.6	188.4	233.0	189.2	777.4
Contained gold (‘000 ounces)		35	37	29	42	40	144
Contained silver (‘000 ounces)		1,345	1,387	1,052	1,641	1,571	5,424
Recoverable copper in ore stacked for leaching (‘000 tonnes) (a)		104	54	72	53	53	284
Refined production from leach plants:
Copper cathode production (‘000 tonnes)		78	86	83	80	63	327

(a) With effect from the first quarter of 2010, the calculation of copper in material mined for leaching is based on ore stacked at the leach pad.

Freeport-McMoRan Copper & Gold	0.0%	(40% of the expansion)
Grasberg mine (a)
Papua, Indonesia
Ore treated (‘000 tonnes)		21,364	21,632	22,191	21,786	20,177	86,973
Average mill head grades:
Copper (%)		1.12	1.10	0.90	0.82	0.84	0.98
Gold (g/t)		1.13	1.51	1.33	1.23	1.00	1.30
Silver (g/t)		3.63	3.81	3.49	3.03	2.66	3.49
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)		214.6	214.8	180.8	161.3	147.0	771.4
Gold in concentrates (‘000 ounces)		638	875	823	740	534	3,076
Silver in concentrates (‘000 ounces)		2,012	2,314	1,909	1,652	977	7,888
Sales of payable metals in concentrates: (b)
Copper in concentrates (‘000 tonnes)		189.0	222.1	174.3	152.4	144.3	737.8
Gold in concentrates (‘000 ounces)		565	885	796	707	535	2,953
Silver in concentrates (‘000 ounces)		1,425	1,876	1,459	1,248	795	6,008

(a)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 1Q 2010 results show the forecast from FCX’s most recent five-year plan because FCX is not releasing its actual 100% operating data for 1Q 2010 until the release of its 2010 first-quarter results on 21 April 2010.

(b)	Net of smelter deductions.
Rio Tinto percentage interest shown above is at 31 March 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 22 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2009	2009	2009	2009	2010	2009

COPPER & GOLD (continued)

Kennecott Minerals Company
Rawhide mine (a)	100.0%
Nevada, US
Metals produced in doré:
Gold (‘000 ounces)		4	5	5	5	4	19
Silver (‘000 ounces)		35	54	63	58	52	210

(a) Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced (‘000 ounces)		0.8	0.8	0.4	0.4	0.8	2.3
Bingham Canyon mine	100.0%
Utah, US
Ore treated (‘000 tonnes)		12,281	13,749	13,880	12,946	13,303	52,856
Average ore grade:
Copper (%)		0.69	0.69	0.60	0.57	0.52	0.64
Gold (g/t)		0.44	0.52	0.43	0.53	0.51	0.48
Silver (g/t)		3.37	3.96	3.35	3.45	3.28	3.54
Molybdenum (%)		0.031	0.036	0.038	0.044	0.042	0.038
Copper concentrates produced (‘000 tonnes)		256	290	258	223	224	1,028
Average concentrate grade (% Cu)		29.0	29.7	29.3	29.9	27.2	29.4
Production of metals in copper concentrates:
Copper (‘000 tonnes) (b)		74.7	86.2	75.8	66.8	61.3	303.5
Gold (‘000 ounces)		126	159	138	158	157	582
Silver (‘000 ounces)		1,106	1,389	1,189	1,187	1,146	4,871
Molybdenum concentrates produced (‘000 tonnes):		3.8	4.7	6.5	6.5	6.2	21.6
Molybdenum in concentrates (‘000 tonnes)		2.0	2.5	3.4	3.4	3.2	11.3

(a)	Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

(b)	Includes a small amount of copper in precipitates.
Rio Tinto percentage interest shown above is at 31 March 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 23 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2009	2009	2009	2009	2010	2009

COPPER & GOLD (continued)

Kennecott smelter & refinery	100.0%
Copper concentrates smelted (‘000 tonnes)		288	305	294	288	232	1,175
Copper anodes produced (‘000 tonnes) (a)		73.0	67.5	67.0	79.7	72.3	287.1
Production of refined metal:
Copper (‘000 tonnes)		68.7	65.1	67.6	72.9	70.1	274.2
Gold (‘000 ounces) (b)		108	112	112	147	174	479
Silver (‘000 ounces) (b)		1,085	931	886	1,148	1,320	4,050

(a) New metal excluding recycled material.

(b) Includes gold and silver in intermediate products.

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated (‘000 tonnes)		1,367	1,422	1,421	1,344	1,364	5,554
Average ore grades:
Copper (%)		0.68	0.75	0.69	0.70	0.76	0.70
Gold (g/t)		0.23	0.24	0.26	0.33	0.44	0.27
Copper concentrates produced (‘000 tonnes)		23.5	27.0	24.3	23.7	25.9	98.5
Contained copper in concentrates:
Saleable production (‘000 tonnes)		8.3	9.3	8.6	8.1	9.1	34.3
Sales (‘000 tonnes) (a)		2.9	7.8	6.6	9.7	7.5	26.9
Contained gold in concentrates:
Saleable production (‘000 ounces)		7.1	7.9	8.4	11.0	14.0	34.3
Sales (‘000 ounces) (a)		2.5	5.9	6.1	9.8	11.8	24.2

(a)	Rio Tinto’s 80% share of material from the Joint Venture.
Rio Tinto percentage interest shown above is at 31 March 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 24 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2009	2009	2009	2009	2010	2009

COPPER & GOLD (continued)

Palabora	57.7%
Palabora mine
South Africa
Ore treated (‘000 tonnes)		2,789	2,940	2,792	2,809	2,783	11,330
Average ore grade: copper (%)		0.68	0.68	0.66	0.67	0.66	0.67
Copper concentrates produced (‘000 tonnes)		67.1	76.1	61.8	65.8	61.8	270.8
Average concentrate grade: copper (%)		30.5	29.9	31.1	30.5	29.8	30.5
Copper in concentrates (‘000 tonnes)		20.5	22.7	19.3	20.1	18.4	82.6
Palabora smelter/refinery
New concentrate smelted on site (‘000 tonnes)		72.8	68.0	58.5	67.3	57.7	266.6
New copper anodes produced (‘000 tonnes)		20.2	18.9	12.5	14.3	12.4	65.9
Refined new copper produced (‘000 tonnes)		21.0	19.5	13.8	15.1	12.0	69.4
By-products:
Magnetite concentrate (‘000 tonnes)		772	617	759	697	754	2,845
Nickel contained in products (tonnes)		21	33	29	11	18	95
Vermiculite plant
Vermiculite produced (‘000 tonnes)		52	46	48	50	54	196

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed (‘000 tonnes)		881	315	1,465	1,972	1,726	4,634
AK1 diamonds produced (‘000 carats)		4,404	408	2,274	3,504	2,531	10,591
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed (‘000 tonnes)		427	382	186	364	388	1,359
Diamonds recovered (‘000 carats)		1,785	1,421	828	1,530	1,563	5,565
Murowa Diamonds	77.8%
Zimbabwe
Ore processed (‘000 tonnes)		84	78	39	66	88	267

Diamonds recovered (‘000 carats)		40	26	21	37	37	124

Rio Tinto percentage interest shown above is at 31 March 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 25 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2009	2009	2009	2009	2010	2009

IRON ORE & IRON

Rio Tinto Iron Ore
Pilbara Operations
Western Australia
Saleable iron ore production (‘000 tonnes):
Hamersley — Paraburdoo, Mount Tom
Price, Marandoo, Yandicoogina,
Brockman and Nammuldi	100.0%	19,571	26,834	30,353	30,050	25,510	106,808
Hamersley — Channar	60.0%	2,395	3,032	3,085	2,528	3,344	11,041
Hamersley — Eastern Range	(a )	1,958	2,374	2,636	2,349	2,473	9,318
Hope Downs	50.0%	3,414	5,495	6,037	5,687	8,108	20,634
Robe River — Pannawonica
(Mesas J and A) (b)	53.0%	3,572	7,426	7,378	6,801	6,971	25,178
Robe River — West Angelas	53.0%	5,329	8,231	7,317	8,362	7,083	29,239

Total production (‘000 tonnes)		36,240	53,393	56,808	55,778	53,488	202,218

Total sales (‘000 tonnes) (c)		39,343	52,479	55,722	56,350	52,896	203,895

(a)	Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto’s share of production.

(b)	Production at the Mesa A mine commenced in the first quarter of 2010. (c) Sales represent iron ore exported from Western Australian ports.

(c)	Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates (‘000 tonnes)		1,459	2,396	835	1,034	261	5,724
Pellets (‘000 tonnes)		1,697	1,887	1,429	3,107	2,923	8,120
Sales:
Concentrate (‘000 tonnes)		919	1,832	1,167	1,317	314	5,235
Pellets (‘000 tonnes)		1,210	2,407	2,086	3,307	2,676	9,010
Rio Tinto Brasil
Corumbá mine (a)	0.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production (‘000 tonnes)		401	574	534	—	—	1,509
Sales (‘000 tonnes)		138	140	253	—	—	530

(a) Rio Tinto sold its 100% interest in the Corumbá mine with an effective date of 18 September 2009. Production data are shown up to that date.

HIsmelt®	60.0%
Western Australia
Pig iron production (‘000 tonnes) (a)		—	—	—	—	—	—

(a)	In March 2009, Rio Tinto announced that HIsmelt would be placed on an extended care and maintenance programme.
Rio Tinto percentage interest shown above is at 31 March 2010. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 26 of 26

	Rio Tinto	1Q	2Q	3Q	4Q	1Q	FULL YEAR
	interest	2009	2009	2009	2009	2010	2009

SALT

Dampier Salt	68.4%
Western Australia
Salt production (‘000 tonnes)		2,056	2,224	2,532	1,744	1,737	8,555

TALC

Rio Tinto Minerals — talc	100.0%
Australia, Europe, and North America
Talc production (‘000 tonnes)		202	224	240	222	240	888

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100.0%
Canada and South Africa (a) (b)
(Rio Tinto share)
Titanium dioxide		324	332	165	325	329	1,147
feedstock production (‘000 tonnes)

(a)  Quantities comprise 100% of Rio Tinto Fer et Titane and 50% of Richards Bay Minerals production until late 2009 when RBM concluded a Broad Based Black Economic Empowerment transaction. RTIT’s share of RBM production reflects a decrease from 50% to 37% with effect from 9 December 2009.

(b) Ilmenite mined in Madagascar is being processed in Canada with effect from June 2009.

URANIUM

Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (‘000 lbs U3O8)		2,754	3,188	3,126	2,432	1,991	11,500
Rössing Uranium Ltd	68.6%
Namibia
Production (‘000 lbs U3O8)		2,154	2,130	2,391	2,475	1,948	9,150
Rio Tinto percentage interest shown above is at 31 March 2010. The data represent full production and sales on a 100% basis unless otherwise stated.